Norampac to File Post-Effective Amendment to
Registration Statement for Exchange Offer

Montréal (Québec), October 6, 2003 --- Norampac Inc. ("Norampac") announced that in order to comply with the undertakings required by Item 22 of Part II of the registration statement filed by Norampac relating to its offer to exchange (the "Exchange Offer") its 6¾% Senior Notes due 2013, which have been registered under the U.S. Securities Act of 1933, for its outstanding 6¾% Senior Notes due 2013 (the "Outstanding Notes"), Norampac is required to file with the U.S. Securities and Exchange Commission (the "SEC") a post-effective amendment to the registration statement containing a reconciliation of Norampac's unaudited interim financial information as of June 30, 2003 and for the six-month periods ended June 30, 2002 and 2003, which were included in the registration statement and prepared in accordance with Canadian generally accepted accounting principles, to U.S. generally accepted accounting principles.

Norampac will provide notice when the post-effective amendment is declared effective by the SEC. Holders of Outstanding Notes that have previously tendered their Outstanding Notes in the Exchange Offer continue to have the right to withdraw their tenders at any time until the Exchange Offer expiration date.

Norampac owns eight containerboard mills and twenty-five corrugated product plants in the
United States, Canada and France. With an annual production capacity of more than 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the 7th largest in North America. Norampac, which is also a major Canadian manufacturer of corrugated products, is a joint venture company owned by Domtar Inc. (symbol: DTC-TSE) and Cascades Inc. (symbol: CAS-TSE).

For further information: Ms. Lucie-Claude Lalonde General Counsel Norampac Inc. (514) 282-2649 lucie-claude_lalonde@norampac.com	Source: Mr. Charles Smith Vice-President and Chief Financial Officer Norampac Inc. (514) 282-2615 charles_smith@norampac.com